March 30, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:       17g-1 FILING:

            Evergreen Equity Trust –  File No. 811-08413

            Evergreen Fixed Income Trust – File No. 811-08415

            Evergreen International Trust – File No. 811-08553

            Evergreen Money Market Trust – File No. 811-08555

            Evergreen Municipal Trust – File No. 811-08367

            Evergreen Select Equity Trust – File No. 811-08363

            Evergreen Select Fixed Income Trust – File No. 811-08365

            Evergreen Select Money Market Trust – File No. 811-08405

            Evergreen Variable Annuity Trust – File No. 811-08716

Members of the Commission:

In accordance with Rule 17g-1(b) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the following documents with the Commission:

1.         Bond No. 88140107B issued by ICI Mutual Insurance Company of Burlington, Vermont for $50,000,000 in coverage (the “Bond”);

2.         A certified copy of the resolutions adopted by a majority of the Board of Trustees who are not “interested persons” of the registrants approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each registrant;

3.         A statement showing the amounts of the single insured bond which each registrant would have provided and maintained had it not been named as an insured under the joint insured bond based on its gross assets as of September 30, 2006; and

Securities and Exchange Commission

March 30, 2007

4.        A copy of the Joint Insured Bond Agreement dated January 1, 2004 by and among the joint insureds under the Bond.

The premium for the Bond has been paid for the period from January 15, 2007 to January 15, 2008.

If you have any questions regarding the enclosed, I can be reached at 617-210-3643.  Thank you.

                                                                        Sincerely,

                                                                        /s/ Jeanne A. Zysk

                                                                        Jeanne A. Zysk

Enclosures

cc: Byrd Heaton, Wachovia-Corporate Insurance

ATTACHMENT A

Evergreen Income Advantage Fund

Evergreen Managed Income Fund

Evergreen Utilities and High Income Fund

Evergreen International Balanced Income Fund

Evergreen Select Fixed Income Trust, a series trust consisting of:

- Evergreen Adjustable Rate Fund

- Evergreen Core Bond Fund

- Evergreen Institutional Enhanced Income Fund

- Evergreen Intermediate Municipal Bond Fund

- Evergreen International Bond Fund

- Evergreen Limited Duration Fund

- Evergreen Select High Yield Bond Fund

- Evergreen Short Intermediate Bond Fund

Evergreen Select Equity Trust, a series trust consisting of:

- Evergreen Equity Index Fund

- Evergreen Special Equity Fund

- Evergreen Strategic Growth Fund

Evergreen Select Money Market Trust, a series trust consisting of:

- Evergreen Institutional 100% Treasury Money Market Fund

- Evergreen Institutional Money Market Fund

- Evergreen Institutional Municipal Money Market Fund

- Evergreen Institutional Treasury Money Market Fund

- Evergreen Institutional U.S. Government Money Market Fund

- Evergreen Prime Cash Management Money Market Fund

Evergreen Municipal Trust, a series trust consisting of:

- Evergreen Alabama Municipal Bond

- Evergreen California Municipal Bond Fund

- Evergreen Connecticut Municipal Bond Fund

- Evergreen Florida High Income Municipal Bond Fund

- Evergreen Florida Municipal Bond Fund

- Evergreen Georgia Municipal Bond Fund

- Evergreen High Grade Municipal Bond Fund

- Evergreen Strategic Municipal Bond Fund

- Evergreen Maryland Municipal Bond Fund

- Evergreen Municipal Bond Fund

- Evergreen New Jersey Municipal Bond Fund

- Evergreen New York Municipal Bond Fund

- Evergreen North Carolina Municipal Bond Fund

- Evergreen Pennsylvania Municipal Bond Fund

- Evergreen Short-Intermediate Municipal Bond Fund

- Evergreen South Carolina Municipal Bond Fund

- Evergreen Virginia Municipal Bond Fund

Evergreen Equity Trust, a series trust consisting of:

- Evergreen Asset Allocation Fund

- Evergreen Balanced Fund

- Evergreen Equity Income Fund

- Evergreen Fundamental Large Cap Fund

- Evergreen Growth Fund

- Evergreen Health Care Fund

- Evergreen Intrinsic Value Fund

- Evergreen Large Cap Equity Fund

- Evergreen Large Cap Value Fund

- Evergreen Large Company Growth Fund

- Evergreen Market Index Fund

- Evergreen Market Index Growth Fund

- Evergreen Market Index Value Fund

- Evergreen Mid Cap Growth Fund

- Evergreen Omega Fund

- Evergreen Small Cap Value Fund

- Evergreen Special Values Fund

- Evergreen Utility and Telecommunications Fund

- Evergreen Small-Mid Growth Fund

- Evergreen Disciplined Value Fund

- Evergreen Disciplined Small-Mid Value Fund

- Evergreen Envision Growth Fund

- Evergreen Envision Income Fund

- Evergreen Envision Growth and Income Fund

Evergreen Fixed Income Trust, a series trust consisting of:

- Evergreen Diversified Bond Fund

- Evergreen High Yield Bond Fund

- Evergreen Institutional Mortgage Portfolio

- Evergreen Strategic Income Fund

- Evergreen U.S. Government Fund

- Evergreen Ultra Short Opportunities Fund

Evergreen International Trust, a series trust consisting of:

- Evergreen Emerging Markets Growth Fund

- Evergreen Global Large Cap Equity Fund

- Evergreen Global Opportunities Fund

- Evergreen International Equity Fund

- Evergreen Precious Metals Fund

Evergreen Money Market Trust, a series fund consisting of:

- Evergreen California Municipal Money Market Fund

- Evergreen Florida Municipal Money Market Fund

- Evergreen Money Market Fund

- Evergreen Municipal Money Market Fund

- Evergreen New Jersey Municipal Money Market Fund

- Evergreen New York Municipal Money Market Fund

- Evergreen Pennsylvania Municipal Money Market Fund

- Evergreen Treasury Money Market Fund

- Evergreen U.S. Government Money Market Fund

Evergreen Variable Annuity Trust, a series trust consisting of:

- Evergreen VA Core Bond Fund

- Evergreen VA Balanced Fund

- Evergreen VA Fundamental Large Cap Fund

- Evergreen VA Growth Fund

- Evergreen VA High Income Fund

- Evergreen VA International Equity Fund

- Evergreen VA Omega Fund

- Evergreen VA Special Values Fund

- Evergreen VA Strategic Income Fund